SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Standard BioTools, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34385P108
(CUSIP Number)

David Johnson
Caligan Partners LP
515 Madison Avenue, 8th Floor
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,042,413 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,042,413 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,042,413 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON IA, PN

* See Item 5(a) for the calculations underlying this percentage.

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,042,413 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,042,413 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,042,413 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON IN

*See Item 5(a) for the calculations underlying this percentage.

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 7 (this "Amendment No. 7") to the Schedule 13D filed by the undersigned on May 10, 2021 with respect to the Common Stock of the Issuer (the "Original Schedule 13D", as amended from time to time, the "Schedule 13D"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Item 5(a) – (c) and (e) as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) - (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon the Reporting Person’s calculation of 289,464,031 shares of Common Stock outstanding, based upon (i) 80,030,193 shares of Common Stock outstanding as of November 29, 2023, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 22, 2023 (the “Prospectus”), plus (ii) 209,433,838 shares of Common Stock used as merger consideration in connection with the Issuer’s transaction with SomaLogic, Inc., a Delaware corporation (“SomaLogic”) (representing a 1.11 fixed exchange ratio over 188,679,133 shares of SomaLogic common stock outstanding as of November 29, 2023, as reported in the Prospectus). As a result of the consummation of the transaction between the Issuer and SomaLogic (as reported in the Form 8-K filed by the Issuer on January 5, 2024), the Reporting Persons’ beneficial ownership of Common Stock has been reduced below 5% of the outstanding shares of Common Stock

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock reported herein effected during the past sixty (60) days is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(e)	January 5, 2024.

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2024

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

CUSIP No. 34385P108	SCHEDULE 13D/A	Page 6 of 6 Pages

ANNEX A

Transactions in the Shares of Common Stock of the Issuer During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected in the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

11/21/2023	(230,000)	2.32
11/22/2023	(350,000)	2.35